Form 40-F
period 2017-12-31
Maxar Technologies Ltd.
filed 2018-03-29
CIK 1121142

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40‑F

(Check One)

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[ X ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: December 31, 2017	Commission File number: 001-38228

Maxar Technologies Ltd.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	3663	98‑0544351
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer Identification
Incorporation or Organization)	Code Number, if applicable)	Number, if applicable)

1300 W. 120th Avenue

Westminster, Colorado 80234

(650) 852‑5164

(Address and Telephone Number of Registrant’s principal executive office)

Michelle Kley

Senior Vice President, General Counsel and Corporate Secretary

Maxar Technologies Ltd.

1300 W. 120th Avenue

Westminster, Colorado 80234

(650) 852‑5164

(Name, Address and Telephone Number of Agent for Service in the United States)

Copies to:

Roderick Branch

Latham & Watkins LLP

330 N Wabash Ave, Suite 2800

Chicago, IL 60611

USA (312) 876‑6516

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Shares, without par value	NYSE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

[none]

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

[none]

For annual reports, indicate by check mark the information filed with this Form:

[ X ] Annual information form [ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Maxar Technologies Ltd. had 56,211,566 Common Shares
Outstanding as of December 31, 2017

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes [ X ] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes [ ] No [ X ]

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b‑2 of the Exchange Act.

Emerging growth company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40‑F and the exhibits attached hereto contain certain “forward-looking statements” or “forward-looking information” under applicable securities laws. Forward-looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this Annual Report on Form 40‑F and exhibits attached hereto are statements which are not historical fact and involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements may include, but are not limited to, statements regarding: future growth opportunities, expected earnings, expected capital expenditures, future financing requirements and estimated future dividends; the expected benefits from the acquisition of DigitalGlobe, Inc. (“DigitalGlobe”) by Maxar Technologies Ltd. (the “Company”); the impact of the Company’s acquisition of DigitalGlobe on the Company’s earnings, credit rating, estimated enterprise value and growth rate; the expectation that the Company and its subsidiaries will remain compliant with debt covenants and other contractual obligations; the expected timeline for the Company to fully implement its plan to domicile the ultimate parent of DigitalGlobe in the U.S. by the end of 2019 and the expected benefits therefrom; additional acquisition and integration related costs in future periods; the implementation of the security control agreement; business and financial outlook; the scope and anticipated revenues of customer contracts; the scope and expected benefits of the restructuring and enterprise improvement initiatives; the capabilities of the satellites built by the Company; the sources of liquidity the Company expects to use to meet its anticipated cash requirements; and the outcome of legal proceedings involving the Company.

Forward-looking statements in this Annual Report on Form 40‑F are based on certain key expectations and assumptions made by the Company. Although the management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.

For additional information with respect to certain of these risks or factors, reference should be made to the Annual Information Form of the Company for the year ended December 31, 2017, filed as Exhibit 99.1 hereto, under the heading “Business Risks and Uncertainties” and the notes to the consolidated financial statements for the year ended December 31, 2017 filed as Exhibit 99.3 hereto, as well as to the Company’s continuous disclosure materials filed from time to time with Canadian securities regulatory authorities, which are available online under the Company’s SEDAR profile at www.sedar.com, under the Company’s EDGAR profile at www.sec.gov or on the Company’s website at www.maxar.com. The material assumptions upon which such forward-looking statements are based include, among others, assumptions with respect to: market, industry and general economic conditions; the operations of the operating businesses of the Company continuing on a basis consistent with prior years; growth in demand for the products and services of the Company’s businesses; the ability of the Company to access financing from time to time on favorable terms; the continuation of executive and operating management or the non-disruptive replacement of them on competitive terms; currency exchange and interest rates being reasonably stable at current rates; the realization of expected benefits and synergies from the Company’s acquisition of DigitalGlobe; compliance with the U.S. regulatory requirements and the requirements of the National Industrial Security Program Operating Manual related to the implementation of the security control agreement and the facility clearance for the offices of certain subsidiaries of the Company; the Company’s continuing ability to effectively service customers and there being no adverse changes to customer priorities and funding levels; the Company’s continuing ability to implement the enterprise improvement initiatives; the Company’s continuing ability to meet technical specifications and complete the contracts with minimal cost overrun; the Company building its satellites to reliable design specifications; the accuracy of the Company’s current plans and forecasts; and the accuracy of management’s current assessment of the outcome of legal proceedings involving the Company. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Additionally, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results and expectations to differ materially from the anticipated results or expectations expressed in this Annual Report on Form 40‑F and the exhibits attached hereto. The Company cautions readers that should certain risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. The risks that could cause actual results to differ materially from current expectations include, but are not limited to: the loss or termination in scope of any one of the Company’s primary contracts; the Company’s ability to generate a sustainable order rate for its satellite manufacturing operations in a market where the number of satellite construction contracts awarded varies annually; changes in government policies, priorities, regulations, use of commercial data providers to meet U.S. government imagery needs, government agency mandates, funding levels through agency budget reductions, the imposition of budgetary constraints or a decline in government support or deferment of funding for programs in which the Company or its customers participate; changes in U.S. government policy regarding use of commercial-data providers, or material delay or cancellation of certain U.S. government programs; the Company’s ability to effectively execute its U.S. government access plan and realize anticipated benefits of contract awards from the U.S. government and failure by the Company to comply with U.S. regulations could result in penalties or suspension and failure by the Company to maintain the relevant clearances and approvals could limit its ability to operate in the U.S. market; certain U.S. subsidiaries of the Company are subject to the requirements of the National Industrial Security Program Operating Manual for their facility security clearance, which is a prerequisite for their ability to obtain and perform on classified contracts for the U.S. government; risks inherent with performance on fixed price contracts, particularly the ability to contain cost overruns and schedule delays; foreign and domestic resellers fail to market or sell the Company’s products and services successfully; inability of the Company’s limited vendors to provide key products and services; quality issues, failure of systems to meet performance requirements, potential for product liability, or the occurrence of defects in products or systems could result in lost revenue and harm to the Company’s reputation; occurrence of delays in obtaining regulatory approvals, satellite damage or destruction during launch, launch failures, or incorrect orbital placement; failure of the Company’s satellites to operate as intended; natural disasters or other disruptions affecting the Company’s operations and resulting in an interruption or failure of the Company’s infrastructure; failure of the Company or inability to protect and maintain the Earth-imagery content stored in its ImageLibrary; loss of, or damage to, a satellite before the end of its expected operational life and the failure to obtain data or alternate sources of data for the Company’s products; reliance on information technology systems and threats of disruption from security breaches and cyber-attacks; limited insurance coverage, pricing and availability; failure to anticipate changes in technology, technical standards and offerings or comply with the requisite standards, or failure to maintain technological advances and offer new products to retain customers and market position; potential infringement of the intellectual property rights of others and inadequate protection of the Company’s intellectual property rights; significant competition with competitors that are larger or have greater resources, and where foreign currency fluctuations may increase competition from the Company’s non-United States competitors; changes in regulations, telecommunication standards and laws in the countries in which the Company conducts business; export restrictions or the inability to obtain export approvals; failure to obtain necessary regulatory approvals and licenses, including those required by the United States government; a competitive advantage for competitors not subject to the same level of export control or economic sanctions laws and regulations faced by the Company; exposure to fines and/or legal penalties under U.S. and Canadian securities regulations; exposure to fines and/or legal sanctions under anti-corruption laws; the Company’s ability to attract and retain qualified personnel; the Company’s ability to receive satellite imagery, including from third parties for resale and performance issues on the Company’s on-orbit satellites; Company’s failure to raise adequate capital to finance its business strategies, including funding any future satellite; uncertainty in financing arrangements and failure to obtain required financing on acceptable terms, or credit agreements may contain restrictive covenants which may be limiting; failure to identify, acquire, obtain the required regulatory approvals, or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies into the Company without substantial expenses, delays or other operational, regulatory, or financial problems; the Company’s ability to obtain certain satellite construction contracts depends, in part, on its ability to provide the customer with partial financing of working capital and any financing provided by the Company may not be repaid or the Company may be called upon to make payments; certain customers are highly leveraged and may not fulfil their contractual payment obligations, including vendor financing; the risk that the Company will not be able to access export credit financing to facilitate the sale of the Company’s communication satellites and other products to non-Canadian and non-United States customers; exposure to foreign currency fluctuations; and failure to comply with environmental regulations.

There may be additional risks and uncertainties applicable to the Company related to its acquisition of DigitalGlobe, including that: the Company may not realize all of the expected benefits of the acquisition or the benefits may not occur within the time periods anticipated; the Company incurred substantial transaction fees and costs in connection with the acquisition; significant demands will be placed on the managerial, operational and financial personnel and systems of the Company to support the expansion of operations as a result of the acquisition; the Company may not have discovered undisclosed liabilities in the course of the due diligence review of DigitalGlobe and the Company as a successor owner may be responsible for such undisclosed liabilities; and the Company is a target of appraisal proceedings which could result in substantial costs.

The foregoing lists are not intended to be exhaustive and there may be other key risks that are not listed above that are not presently known to the Company or that the Company currently deems immaterial. Should one or more of these or other risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by the forward-looking statements contained in this Annual Report on

Form 40‑F and the exhibits attached hereto. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this Annual Report on Form 40‑F and the exhibits attached hereto.

The forward-looking statements contained in this Annual Report on Form 40‑F  and the exhibits attached hereto are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this Annual Report on Form 40‑F or other specified date and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements in this Annual Report on Form 40‑F  and the exhibits attached hereto as a result of new information, future events or otherwise, other than as may be required under applicable securities law.

CURRENCY

Unless otherwise specified, all references to “C$” in this Annual Report on Form 40‑F are to Canadian dollars. References to “$” in this Annual Report on Form 40‑F are to United States dollars. The exchange rate on December 31, 2017, and on March 22, 2018 as reported by the Bank of Canada and Thomson Reuters, respectively, for the conversion of Canadian dollars into United States dollars was C$1.00 to $0.7948 and $0.7729, respectively.

DISCLOSURE CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures.

Based on an evaluation by the Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), the CEO and CFO have concluded that as of December 31, 2017, the Company’s disclosure controls and procedures, as defined in Rules 13a‑15(e) and 15d‑15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are effective in providing reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in U.S. Securities and Exchange Commission (the “Commission”) rules and forms. See Management’s Discussion and Analysis for the year ended December 31, 2017, filed as Exhibit 99.2 to this Annual Report on Form 40‑F, under the heading “Additional Information — Disclosure Controls and Procedures”.

B. Management’s Annual Report on Internal Control Over Financial Reporting.

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of internal controls in fiscal year 2017. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017. Given that the Company became a Commission registrant in 2017, it has until the year ended December 31, 2018 to ensure that its internal control over financial reporting is in compliance with the requirements of Section 404(a) of Sarbanes-Oxley, and the related rules of the Commission and the Public Company Accounting Oversight Board. See Management’s Discussion and Analysis for the year ended December 31, 2017, filed as Exhibit 99.2 to this Annual Report on Form 40‑F, under the heading “Additional Information — Internal Control Over Financial Reporting”.

C. Attestation Report of the Independent Registered Public Accounting Firm.

This Annual Report on Form 40‑F does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Commission for newly public companies.

D. Changes in Internal Control Over Financial Reporting.

Except for the acquisition of DigitalGlobe, there was no change in the Company’s internal control over financial reporting that occurred in the fourth quarter of 2017 that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting. Management is in the process of assessing the effectiveness of internal control over financial reporting for the acquired business.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2017.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors (the “Board”) has determined that it has at least one audit committee financial expert serving on its audit committee. The Board has determined that Nick S. Cyprus and Dennis H. Chookaszian are audit committee financial experts and are independent (as determined under Rule 10A‑3 of the Exchange Act and the rules of the New York Stock Exchange (the “NYSE”)). For a summary of Messrs. Cyprus and Chookaszian’s qualification, see the Annual Information Form of the Company for the fiscal year ended December 31, 2017, filed as Exhibit 99.1 to this Annual Report on Form 40‑F, under the heading “Audit Committee Disclosures — Composition of Audit Committee”.

CODE OF ETHICS

The Board has adopted a written code of ethics entitled, “Business Conduct and Ethics Practice-Directors” (the “Code”), by which it is required to abide. There were no amendments, or waivers granted in respect of, the Code during the fiscal year ended December 31, 2017. The Code is posted on the Company’s website at www.maxar.com. A copy of the Code may also be obtained, without charge, by contacting the Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this Annual Report on Form 40‑F. If there is an amendment to the Code, or if a waiver of the Code is granted to any of the Company’s directors, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report on Form 40‑F.

In addition, officers and employees of the Company are subject to a code for ethical business conduct, a copy of which may be obtained by writing to our Corporate Secretary. The Company is currently reviewing its code for ethical business conduct for officers and employees.

The Company has not filed any material change report since the beginning of the 2017 financial year that pertains to any conduct of a director, officer or employee that constitutes a departure from the applicable code.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended December 31, 2017 and 2016, the fees for audit, audit-related, tax and all other services provided to the Company by KPMG LLP were the following:

	Year Ended December 31,
	2017		2016
Audit Fees(1)	C$	3,944,300	C$	2,440,000
Audit-Related Fees(2)		—	C$	18,500
Tax Fees(3)	C$	1,737,200	C$	1,081,900
All Other Fees(4)		—		—
TOTAL	C$	5,681,500	C$	3,540,400

Notes:

(1)     “Audit Fees” consist of fees for the audit of our annual consolidated financial statements included in our annual report, the review of the financial statements included in our interim consolidated financial statements, and audit services provided in connection with other regulatory filings.

(2) There were no audit related services provided in 2017.

(3) “Tax Fees” consist of the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

(4)     There were no other fees related to the aggregate fees billed in each of the last two fiscal years for services provided by the principal accountant, other than the services reported in the above items.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See the Annual Information Form of the Company for the fiscal year ended December 31, 2017, filed as Exhibit 99.1 to this Annual Report on Form 40‑F, under the heading “Audit Committee Disclosures—Pre-Approval Policies and Procedures”. All fees paid to the independent auditors were approved by the Audit Committee pursuant to Rule 2‑01(c)(7)(i) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents information regarding the Company’s material contractual obligations by maturity as of December 31, 2017:

As at December 31, 2017	2018	2019	2020	2021	2022	There‑after	Total
($ millions)
Syndicated credit facility (excluding interest)	11.4	11.4	261.6	757.1	13.0	1,887.7	2,942.2
Finance leases (excluding interest)	6.7	6.3	5.3	0.4	0.1	—	18.8
Securitization liability (excluding interest)	15.5	15.2	16.8	18.7	20.8	19.3	106.3
Operating leases[1]	38.0	35.1	29.0	26.9	23.3	102.5	254.8
Purchase obligations	370.2	286.6	117.7	16.6	13.8	13.8	818.7
Other obligations[2]	9.4	3.3	1.6	1.4	1.0	6.7	23.4
	451.2	357.9	432.0	821.1	72.0	2,030.0	4,164.2

1  The operating leases were primarily related to rental of office and manufacturing space.

2  Other obligations means other financial liabilities reflected on the Company’s consolidated balance sheets as at December 31, 2017, which was primarily comprised of non-trade payables and deferred fair value losses on foreign exchange forward contracts.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A‑3. The Company’s Audit Committee is comprised of Dennis H. Chookaszian, Nick S. Cyprus, Brian G. Kenning, L. Roger Mason, Jr. and Robert L. Phillips, all of whom, in the opinion of the Board, are independent (as determined under Rule 10A‑3 of the Exchange Act and the rules of the NYSE) and are financially literate.

MINE SAFETY DISCLOSURE

Not applicable.

CORPORATE GOVERNANCE PRACTICES

The Company complies with corporate governance requirements of both the Toronto Stock Exchange (the “TSX”) and the NYSE. As a foreign private issuer the Company is not required to comply with all of the corporate governance requirements of the NYSE.

The Company has reviewed its corporate governance practices against the NYSE corporate governance requirements and confirms that its corporate governance practices do not differ significantly from those required of U.S. companies under the NYSE listing standards. Except as described below, the Company is in compliance with the NYSE corporate governance standards in all significant respects:

A. Corporate Governance Guidelines

Section 303A.09 of the NYSE’s Listed Company Manual requires listed companies to adopt and disclose corporate governance guidelines, which must be available on or through their websites. The Company has elected not to adopt

Section 303A.09 of the NYSE Listed Company Manual and as a foreign private issuer, the Company is not required to comply with this rule. However, the Company operates under corporate governance principles that are consistent with Canadian law.

B. Code of Business Conduct and Ethics

Section 303A.10 of the NYSE’s Listed Company Manual requires listed companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. The Company’s Code (as described above) is applicable to its board of directors. In addition, officers and employees of the Company are subject to a separate code for ethical business conduct, which the Company is in the process of reviewing. As a foreign private issuer, the Company is not required to comply with Section 303A.10 of the NYSE Listed Company Manual, including the portion applicable to officers and employees. The Company has not filed any material change report for the year ended December 31, 2017 that pertains to any conduct of a director, officer or employee that constitutes a departure from the applicable code.

Further information about the Registrant’s governance practices is included on the Company’s website.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.Undertaking

Maxar Technologies Ltd. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40‑F; the securities in relation to which the obligation to file an annual report on Form 40‑F arises; or transactions in said securities.

B.Consent to Service of Process

Concurrently with the filing of this Annual Report on Form 40‑F, the Company is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40‑F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 29, 2018	MAXAR TECHNOLOGIES LTD.

	By:	/s/ Michelle Kley

Name: Michelle Kley

Title: Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

EXHIBITS

Annual Information

99.1   Annual Information Form of the Company for the year ended December 31, 2017

99.2   Management’s Discussion and Analysis for the year ended December 31, 2017

99.3   Consolidated Financial Statements for the year ended December 31, 2017

Certifications

99.4   Certificate of Chief Executive Officer Pursuant to Rule 13a‑14(a) of the Exchange Act

99.5   Certificate of Chief Financial Officer Pursuant to Rule 13a‑14(a) of the Exchange Act

99.6   Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7   Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents and Reports

99.8   KPMG Consent

99.9   KPMG Independent Auditors’ Report

XBRL Information

101    XBRL Financial Statements